UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RUSH ENTERPRISES, INC.

(Name of Issuer)

Class B Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

781846308

(CUSIP Number)

W. M. “Rusty” Rush

General Partner

3MR Partners, L.P.

555 IH-35 South, Suite 500

New Braunfels, Texas

(830) 626-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781846308	13D	Page 1 of 8

1	Names of Reporting Persons 3MR Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF	7	Sole Voting Power 4,504,123 (1)
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power -0-
EACH REPORTING PERSON	9	Sole Dispositive Power 4,504,123 (1)
WITH	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,504,123 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 37.2% (2)
14	Type of Reporting Person (See Instructions) PN

(1) Represents 4,504,123 shares of Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc. (the “Issuer”) directly owned by 3MR Partners, L.P. (“3MR Partners”). W.M. “Rusty” Rush (“Rusty Rush”) is the general partner of 3MR Partners.

(2) Calculated based upon 12,092,098 shares of Class B Common Stock outstanding as of October 20, 2022. This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry.

CUSIP No. 781846308	13D	Page 2 of 8

1	Names of Reporting Persons W.M. “Rusty” Rush
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
NUMBER OF	7	Sole Voting Power 5,944,744 (3)
SHARES BENEFICIALLY OWNED BY	8	Shared Voting Power
EACH REPORTING PERSON	9	Sole Dispositive Power 5,944,744 (3)
WITH	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,744 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.2% (2)
14	Type of Reporting Person (See Instructions) IN

(3) Represents: (i) 1,440,621 shares of Class B Common Stock directly owned by Rusty Rush; and (ii) 4,504,123 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as the general partner of 3MR Partners. Rusty Rush disclaims individual beneficial ownership of the shares held by 3MR Partners, except to the extent of his actual ownership interest in 3MR Partners although all shares held by 3MR Partners are included in the amounts specified by each Reporting Person herein. Under the terms of the 3MR Partnership Agreement, Rusty Rush, as the general partner of 3MR Partners, has the power to vote the 4,504,123 shares of Class B Common Stock held by 3MR Partners.

CUSIP No. 781846308	13D	Page 3 of 8

Item 1. Security and Issuer.

Item 1 is hereby amended in its entirety to read as follows:

The Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 14, 2013 by 3MR Partners, L.P., W. Marvin Rush, and W. M. “Rusty” Rush (the “Original Schedule 13D”) with respect to the Class B common stock, par value $.01 per share (the “Class B Common Stock”), of Rush Enterprises, Inc., a Texas corporation (the “Issuer”), is hereby amended by this Amendment No. 1 to the Schedule 13D as set forth below. On October 12, 2020, the Issuer effected a three-for-two stock split of the Issuer’s Class B Common Stock (the “Stock Split”). Unless otherwise noted herein, all shares of Class B Common Stock and per share amounts in this Amendment No. 1 reflect the Stock Split.

The principal executive offices of the Issuer are located at 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a) This Amendment No. 1 is being filed jointly on behalf of 3MR Partners, L.P., a Texas limited partnership (“3MR Partners”), and Rusty Rush (each, a “Reporting Person” and, collectively, the “Reporting Persons”) to report: (i) the death of W. Marvin Rush (“Marvin Rush”) and the elimination of Marvin Rush and the Estate of Marvin Rush, II (the “Estate of Marvin Rush”) from this filing; (ii) the distribution to W. M. “Rusty” Rush (“Rusty Rush”) of the shares of Class B Common Stock and the general and limited partnership interests of 3MR Partners held by the Estate of Marvin Rush pursuant to a court-approved family settlement agreement which resolved all contested issues and dismissed all claims concerning the Estate of Marvin Rush (the “Settlement”); (iii) that in connection with repurchases by the Issuer of its Class B Common Stock from investors pursuant to its previously authorized stock buyback programs, the Reporting Persons’ beneficial ownership of Class B Common Stock as a percentage of the outstanding shares of Class B Common Stock have passively increased by more than one percent since the most recent filing on Schedule 13D; and (iv) updated ownership percentages of the Reporting Persons to reflect developments since the most recent filing on Schedule 13D.

As a result of the death of Marvin Rush, all of the Class B Common Stock owned by Marvin Rush (directly), and the partnership interests in 3MR Partners owned by Marvin Rush became subject to the administration of his estate by a probate court appointed temporary administrator pending the resolution of certain will contests. Prior to the death of Marvin Rush, he and Rusty Rush were general partners of 3MR Partners and shared voting and dispositive power over the Class B Common Stock held by 3MR Partners. Upon the death of Marvin Rush, Rusty Rush became the sole acting general partner of 3MR Partners. Following Marvin Rush’s death, a dispute arose among family members as to various matters involving the Estate of Marvin Rush, including the validity of various wills offered for probate and related transfers of shares thereunder. Pursuant to the Settlement, the parties agreed to: (i) admit the Last Will and Testament of W. Marvin Rush, dated May 16, 2013 (the “Will”), reformed to include a specific bequest to Rusty Rush of all the shares of Class A Common Stock and Class B Common Stock and all of the general and limited partnership interests of 3MR Partners owned by Marvin Rush or held in his name or in the name of the Estate of Marvin Rush (the “Shares”); and (ii) dismiss the pending litigation and all disputed claims among the parties. The probate court entered an order approving the Settlement and admitting the Will, reformed to include the specific bequest to Rusty Rush described above, to probate the last will and testament of Marvin Rush.

As a result of the Will and the terms of the Settlement, Rusty Rush is now the sole general partner of 3MR Partners. Pursuant to the terms of the Amended and Restated Limited Partnership Agreement of 3MR Partners, dated July 1, 2004 (the “3MR Partnership Agreement”), the general partner of 3MR Partners has full and complete power and authority to vote the shares of Class B Common Stock of the Issuer held by 3MR Partners. As the general partner of 3MR Partners, Rusty Rush may be deemed to beneficially own the shares of Class B Common Stock of the Issuer beneficially owned by 3MR Partners.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 20, 2022, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1.

CUSIP No. 781846308	13D	Page 4 of 8

(b) The business address of 3MR Partners and Rusty Rush, in each case, is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(c) (1) The principal business of 3MR Partners is: (i) to own, hold for investment, operate, and otherwise deal with 3MR Partners’ assets and any property (real, personal or mixed) incidental thereto; (ii) to consolidate certain assets into 3MR Partners for ease of management and control; (iii) to provide for a convenient operational structure for the management of those assets; (iv) to provide for the orderly transition of the management of 3MR Partners’ assets upon the death of a partner; (v) to provide methods of avoiding and resolving potential or actual family disputes; and (vi) to facilitate future gifting by the partners to permitted assignees under the 3MR Partnership Agreement.

  (2) The principal occupation of Rusty Rush is Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer, a full-service, integrated retailer of commercial vehicles and related services. The business address of the Issuer is 555 IH-35 South, Suite 500, New Braunfels, Texas 78130.

(d) and (e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (1) 3MR Partners is a Texas limited partnership.

 (2) Rusty Rush is a citizen of the United States of America.

The description of the 3MR Partnership Agreement in this Amendment No. 1 is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which was filed with the Original Schedule 13D as Exhibit 99.2 and is incorporated herein by reference.

Item 3. Source and Amount of Funds and Other Considerations.

Item 3 of the Schedule 13D is amended by adding the following:

The response to Item 2 is incorporated herein by this reference.

Rusty Rush acquired the Shares pursuant to the Will and the terms of the Settlement. The Settlement contains customary releases on the part of the parties relating to all past, present and future claims of whatever kind and character, whether known or unknown, relating to Marvin Rush and the Estate of Marvin Rush. Any monetary values allocated to assets in the Settlement do not represent the actual or perceived values of such assets, but rather any agreed-to monetary payments represent the parties to the Settlement taking into account familial harmony, the dismissal of a multitude of longstanding litigation matters and claims, mutual releases, and the avoidance of the expense and uncertainty of litigation that would continue if a settlement was not reached.

In addition to the shares of Class B Common Stock acquired pursuant to the Will and the terms of the Settlement, since the most recent filing on Schedule 13D, Rusty Rush acquired the shares of Class B Common Stock set forth on Exhibit A to this Amendment No. 1 in connection with his role as President and Chief Executive Officer of the Issuer through his compensatory arrangements with the Issuer.

The Reporting Persons may from time to time acquire shares of Class B Common Stock for investment purposes. Such shares of Class B Common Stock may be acquired with personal funds, funds borrowed by the Reporting Persons, or via compensatory arrangements with the Issuer.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The response to Item 2 is incorporated herein by this reference.

CUSIP No. 781846308	13D	Page 5 of 8

This Amendment No. 1 is being filed by the Reporting Persons to: (i) reflect the distribution of the Shares to Rusty Rush from the Estate of Marvin Rush pursuant to the specific bequest included in the Will and the Settlement; (ii) report that in connection with repurchases by the Issuer of its Class B Common Stock from investors pursuant to its previously authorized stock buyback programs, the Reporting Persons’ beneficial ownership of Class B Common Stock as a percentage of the outstanding shares of Class B Common Stock have passively increased by more than one percent since the most recent filing on Schedule 13D; and (iii) update the ownership percentages of the Reporting Persons to reflect developments since the most recent filing on Schedule 13D.

In addition to the Shares that Rusty Rush received from the Estate of Marvin Rush pursuant to the Will and the Settlement, he has acquired the shares of Class B Common Stock set forth on Exhibit A to this Amendment No. 1 in connection with his role as President and Chief Executive Officer of the Issuer and through his compensatory arrangements with the Issuer.

Each Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Class B Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and other members of management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities.

Depending upon assessments of the above factors, the Reporting Persons may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financings, and whether to acquire additional securities of the Issuer, including shares of Class B Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class B Common Stock, under their control. The Reporting Persons may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class B Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, each Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, in the course of their review, may take actions with respect to their investment or the Issuer, including communicating from time to time with the Board of Directors, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board of Directors or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

CUSIP No. 781846308	13D	Page 6 of 8

The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in the Original Schedule 13D, as amended by this Amendment No. 1, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the management of the Issuer or its Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The response to Item 4 is incorporated herein by this reference.

The ownership percentages set forth herein are calculated based upon 12,092,098 shares of Class B Common Stock outstanding as of October 20, 2022. This share information was supplied to the Reporting Persons by the Issuer in response to their inquiry. On October 12, 2020, the Issuer declared a three-for-two stock split with respect to its Class A and Class B Common Stock in the form of a stock dividend. Following this stock split: (i) 3MR Partners holds a total of 4,123 shares of Class A Common Stock, and a total of 4,504,123 shares of Class B Common Stock, of the Issuer; and (ii) Rusty Rush is deemed to beneficially own 120,224 shares of Class A Common Stock and 5,944,744 shares of Class B Common Stock, of the Issuer.

(a) As of the date of this Amendment No. 1, the Reporting Persons beneficially own the following numbers of shares of Class B Common Stock:

Holder	Number of Shares of Class B Common Stock	Ownership Percentage of Class B Common Stock
3MR Partners	4,504,123 (1)	37.2%
Rusty Rush	5,944,744 (2)	49.2%

(1) 3MR Partners beneficially owns 4,504,123 shares of the Class B Common Stock of the Issuer, which Rusty Rush, as the general partner, has dispositive and voting power of as further described in Clause (b) of this Item 5. Rusty Rush disclaims beneficial ownership of the shares held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

(2) Rusty Rush’s beneficial ownership includes: (i) 1,440,621 shares of Class B Common Stock directly owned by Rusty Rush; and (ii) 4,504,123 shares of Class B Common Stock owned by 3MR Partners, which Rusty Rush may be deemed to beneficially own as the general partner of 3MR Partners. Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

In addition to reporting the acquisition of shares of Class B Common Stock and the partnership interests in 3MR Partners by Rusty Rush from the Estate of Marvin Rush pursuant to the Settlement, the Reporting Persons are also filing this Amendment No. 1 to update their percentage beneficial ownership of the Class B Common Stock which has increased as a result of the Issuer’s share repurchase programs and certain compensatory arrangements between the Issuer and Rusty Rush.

The Issuer has historically maintained share repurchase programs for the purchase of its Class A Common Stock and Class B Common Stock from time to time. In connection with the Issuer’s share repurchase programs, the amount of Class B Common Stock outstanding has decreased, and consequently, the percentage of outstanding Class B Common Stock beneficially owned by the Reporting Persons has passively increased. Set forth on Exhibit B to this Amendment No. 1 is a list of the Issuer’s annual repurchases of Class B Common Stock from investors since the filing of the Original Schedule 13D pursuant to its previously authorized share repurchase programs, as reported on the Issuer’s Current Reports on Form 8-K filed with the SEC.

Since the filing of the Original Schedule 13D, each Reporting Person’s ownership of the Class B Common Stock of the Issuer has been publicly reported on Forms 3 and 4 filed with the SEC on their behalf, and has been disclosed annually in the Issuer’s definitive proxy statements filed with the SEC and made available to the shareholders of the Issuer.

CUSIP No. 781846308	13D	Page 7 of 8

(b) As of the date of this Amendment No. 1, the Reporting Persons had the power to vote and dispose of the following number of shares:

(1) Under the terms of the 3MR Partnership Agreement, Rusty Rush, as the general partner of 3MR Partners, has sole power to vote the 4,504,123 shares of Class B Common Stock held by 3MR Partners, and he has sole power to dispose of the 4,504,123 shares of Class B Common Stock held by 3MR Partners.

(2) Rusty Rush has the sole power to vote and dispose of 5,944,744 shares of Class B Common Stock of the Issuer, which includes 4,504,123 shares of Class B Common Stock of the Issuer as described in Clause (b)(1) of this Item 5. Rusty Rush disclaims beneficial ownership of the shares of Class B Common Stock held by 3MR Partners, except to the extent of his actual ownership interests in 3MR Partners.

(c) Each of the Reporting Persons effected the following transactions in the Class B Common Stock of the Issuer during the past 60 days:

(1) 3MR Partners has not effected any transactions in the Class B Common Stock of the Issuer during the past 60 days nor since the filing of the Original Schedule 13D.

(2) Set forth on Exhibit A to this Amendment No. 1 is a list of transactions in the shares of Class B Common Stock of the Issuer effected by Rusty Rush since the most recent filing on Schedule 13D. The share amounts and values listed on Exhibit A have been adjusted to give retroactive effect to the Stock Split.

(d) Not applicable

(e) Not applicable.

The description of the 3MR Partnership Agreement in this Amendment No. 1 is qualified in its entirety by reference to the full and complete text of the 3MR Partnership Agreement, which was filed with the Original Schedule 13D as Exhibit 99.2 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Loan Agreement and related Pledge Agreement

As part of the Settlement, Rusty Rush paid approximately $36.6 million to Barbara Rush. In connection therewith, on October 18, 2022, Rusty Rush and Frost Bank, entered into a personal loan agreement (the “Loan Agreement”) and related pledge and security agreement (the “Pledge Agreement”), pursuant to which Frost Bank agreed to provide a personal loan in the principal amount of $40,000,000 to Rusty Rush. A promissory note was issued in connection with the loan in the amount of $40,000,000, secured by approximately 88,190 shares of Class A Common Stock of the Issuer and 1,111,810 shares of Class B Common Stock of the Issuer, which are the subject of the Pledge Agreement. If Rusty Rush defaults on the Loan Agreement or upon the occurrence of certain events that are customary for this type of loan, Frost Bank may: (i) declare the entire unpaid principal balance under this loan and all accrued unpaid interest immediately due; (ii) require Rusty Rush to post additional collateral; or (iii) foreclose on, and dispose of, the pledged shares in accordance with the Loan Agreement and Pledge Agreement. In the event of a default and Frost Bank’s determination to foreclose on the pledged shares, the Issuer is entitled to a right of first refusal to repurchase such pledged shares.

The pledged securities represent approximately 20% of the total amount of securities beneficially owned by Rush. The Pledge was pre-approved by the Company’s General Counsel in accordance with the terms of the Company’s insider trading policy. In addition, the Board of Directors of the Company also approved the Pledge. The right of first refusal to repurchase the pledged shares was negotiated between the Issuer and Frost after the terms of the personal loan were negotiated between Frost and Rusty Rush. There is no obligation for the Issuer to purchase such securities and any right to purchase would only be exercised if the Board of Directors of the Issuer determined that such purchase was in the in the best interest of shareholders.

CUSIP No. 781846308	13D	Page 8 of 8

As discussed above, in connection with the Loan Agreement, Rusty Rush and Frost Bank entered into the Pledge Agreement, pursuant to which Rusty Rush granted to Frost Bank, his present and future rights, title and interest in and to 88,190 shares of Class A Common Stock of the Issuer and 1,111,810 shares of Class B Common Stock of the Issuer. Frost Bank may hold the shares as collateral until all indebtedness under the Loan Agreement has been paid and satisfied. Thereafter, Frost Bank shall deliver the shares to Rusty Rush.

The description of the Loan Agreement and the Pledge Agreement is qualified in its entirety by reference to the full and complete text of the Loan Agreement and the Pledge Agreement, which is being filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of October 20, 2022, between Rusty Rush and 3MR Partners, L.P.
99.2	Loan Agreement, dated as of October 18, 2022, between Rusty Rush and Frost Bank.
99.3	Pledge and Security Agreement, dated as of October 18, 2022, between Rusty Rush and Frost Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3MR PARTNERS, L.P. By: /s/ W. M. “Rusty” Rush Name: W. M. “Rusty” Rush Title: General Partner

Dated:          October 21, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.M. “Rusty” Rush By: /s/ W. M. “Rusty” Rush Name: W. M. “Rusty” Rush

Dated:          October 21, 2022

EXHIBIT A

SCHEDULE OF TRANSACTIONS

Name of Reporting Person	Date of Transaction	Acquisition or Disposition	Aggregate Number of Shares of Class B Common Stock	Price Per Share of Class B Common Stock
Rusty Rush	3/15/2022	Disposition	20,526	$49.90
Rusty Rush	3/15/2022	Acquisition	70,000	$0
Rusty Rush	3/13/2022	Disposition	9,686	$48.35
Rusty Rush	3/16/2021	Acquisition	685.4773	$44.50
Rusty Rush	3/15/2021	Disposition	32,861	$44.59
Rusty Rush	3/15/2021	Acquisition	65,000	$0
Rusty Rush	12/10/2020	Acquisition	640.1816	$36.92
Rusty Rush	9/10/2020	Acquisition	556.9158	$28.20
Rusty Rush	6/10/2020	Acquisition	601.784	$24.15
Rusty Rush	3/17/2020	Acquisition	622.5375	$19.43
Rusty Rush	3/15/2020	Disposition	12,001.50	$21.89
Rusty Rush	3/15/2020	Disposition	11,311.50	$21.89
Rusty Rush	3/13/2020	Acquisition	97,500	$0
Rusty Rush	12/10/2019	Acquisition	396.087	$30.45
Rusty Rush	9/10/2019	Acquisition	430.491	$27.93
Rusty Rush	6/10/2019	Acquisition	449.652	$24.60
Rusty Rush	5/22/2019	Disposition	16,804.50	$25.26
Rusty Rush	3/15/2019	Acquisition	381.11	$26.93
Rusty Rush	3/15/2019	Disposition	11,313	$26.93
Rusty Rush	3/15/2019	Acquisition	91,500	$0
Rusty Rush	12/10/2018	Acquisition	753.165	$22.37
Rusty Rush	8/29/2018	Acquisition	572.99	$29.32
Rusty Rush	3/15/2018	Acquisition	86,250	$0
Rusty Rush	3/13/2018	Disposition	10,821	$25.89
Rusty Rush	3/15/2017	Disposition	7,551	$20.91
Rusty Rush	3/15/2017	Acquisition	82,500	$0
Rusty Rush	3/13/2017	Disposition	8,262	$20.79
Rusty Rush	3/15/2016	Disposition	12,444	$11.77
Rusty Rush	3/15/2016	Acquisition	82,500	$0
Rusty Rush	3/13/2015	Acquisition	82,500	$0
Rusty Rush	3/15/2014	Acquisition	54,000	$0
Rusty Rush	3/7/2014	Acquisition	45,000	$5.298
Rusty Rush	3/18/2013	Acquisition	45,000	$0
Rusty Rush	3/8/2013	Acquisition	64,494	$1.662

EXHIBIT B

SHARE REPURCHASES OF THE ISSUER

(The below table reflects Issuer repurchases from investors pursuant to the Issuer’s previously authorized stock buyback programs.)

Year	Number of Shares	Total Repurchased	Average Price Per Share
2013	832,014	$12,873,003	$15.45
2014	673,728	$12,873,003	$18.17
2015	84,116	$1,463,500	$17.38
2016	1,247,025	$21,022,821	$16.86
2017	1,467,204	$33,929,523	$23.13
2018	608,409	$16,739,337	$27.51
2019	413,331	$10,870,623	$26.30
2020	225,445	$6,729,224	$29.85
2021	418,615	$18,150,564	$43.36
2022	159,086	$7,859,552	$49.40